                                                       -------------------------
                               UNITED STATES               OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION -------------------------
                          WASHINGTON, D.C. 20549       OMB Number: 3235-0145
                                                       -------------------------
                                  SCHEDULE 13D         Expires: October 31, 2002
                                                       -------------------------
             UNDER THE SECURITIES EXCHANGE ACT OF 1934 Estimated average burden
                          (AMENDMENT NO.______)*       -------------------------
                                                       hours per response.. 14.9
                                                       -------------------------

                               PRIME RETAIL INC.
      ---------------------------------------------------------------------
                                (Name of Issuer)

   Prime Retail 8.5% Series B Cumulative Participating Convertible Preferred
                                 $.01 Par Value
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                               CUSIP 741570-30-3
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 HOWARD AMSTER
         23811 CHAGRIN BLVD #200 BEACHWOOD OH 44122-5525 (216) 595-1047
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    6-12-00
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               389330
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               72450
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               389330
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               72450
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        485780
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              AMSTER LTD PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               2750
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               2750
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        2750
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        .0351%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              AMSTER TRADING CO
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               69700
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               69700
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        69700
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        0.8904%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              TAMRA F GOULD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               19760
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               19760
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        19760
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        0.2524%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              GOULD TRADING CO
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               19760
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               19760
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        19760
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        0.2524%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              PLEASANT LAKE APTS CORP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             WO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               170
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               170
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        170
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        0.002%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 741570-30-3                   13D                Page     of     Pages
          -----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              RAMAT SECURITIES LTD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                             WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                             USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               24000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               24000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        24000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        0.307%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                    BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                    Schedule 13D
Item 1.  Security and Issuer

Prime Retail 8.5% Series B Cumulative Participating Convertible Preferred $.01 Par Value, CUSIP 741570-30-3

Prime Retail, Inc.  100 East Pratt Street, 19th Floor
                    Baltimore, Maryland 21202     (410) 234-0782

Item 2.  Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 99% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is a 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts Corp.

Howard Amster is a general partner of Amster Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have a shared voting and dispositive power over shares owned by Amster Limited Partnership.

Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd.

Tamra F. Gould is a 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

    a)   Howard Amster

    b)   25812 Fairmount Blvd, Beachwood, Ohio 44122-2214

    c) Present principal occupation-Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd # 200, Beachwood, Ohio 44122

    d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

    e) Howard Amster has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

    f)   USA

    a)   Tamra F. Gould

    b)   25812 Faimount Blvd, Beachwood, Ohio 44122-2214

    c) Present principal occupation-Securities Trader, Tamar Securities a broker dealer-23811 Chagrin Blvd #200, Beachwood, Ohio 44122-5525

    d) Tamra F Gould has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any within the last five years.

    e) Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.

    f)   USA

    Amster Limited Partnership, 25812 Fairmount Blvd, Beachwood, Ohio 44122 Investments

    d) Neither the partners of Amster Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

    e) Neither the partners of Amster Limited Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 Schedule 13D within the last five years.

    Amster Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122 Investments

    d) Neither the officers, directors, or shareholders of Amster Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

    e) Neither the officers, directors, or shareholders of Amster Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
         Item 2 of Schedule 13D within the last five years.


    Gould Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122
    Investments

    d) Neither the officers, directors or shareholders of Gould Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

    e) Neither the officers, directors, or shareholders of Gould Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
         Item 2 of Schedule 13D within the last five years.

    Pleasant Lake Apts Corp
    Investments

    d) Neither the officers, directors or shareholders of Pleasant Lake Apts Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

    e) Neither the officers, directors, or shareholders of Pleasant Lake Apts Corp have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
         Item 2 of Schedule 13D within the last five years.

    Ramat Securities Ltd
    Investments

    d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

    e) Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all the Prime Retail Pr B shares with personal funds without borrowing. The total consideration of the purchases is $ 3,435,372.61.

Amster Limited Partnership purchased all the Prime Retail Pr B shares with partnership funds without borrowing. The total consideration of the purchases is $ 55,173.34.

Amster Trading Company purchased all the Prime Retail Pr B shares with working capital without borrowing. The total consideration of the purchases is $ 411,931.40.

Gould Trading Company purchased all the Prime Retail Pr B shares with working capital without borrowing. The total consideration of the purchases is $ 246,587.22.

Pleasant Lake Apts. Corp purchased all the Prime Retail Pr B shares with working capital without borrowing. The total consideration of the purchases is $ 3494.76.

Ramat Securities Ltd purchased all the Prime Retail Pr B shares with working capital without borrowing. The total consideration of the purchases is $ 220,248.80.

Item 4. Purpose of Transaction

Howard Amster, Amster Limited Partnership, Amster Trading Company, Gould Trading Company, Pleasant Lake Apts Corp and Ramat Securities Ltd acquired their shares for purposes of investment. They may be deemed to be a group.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f.       Any other material in the issuer's business or corporate structure;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.       Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 505,540 shares or
6.458 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 389,160 shares or 4.9711 % of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or 0.0351 % of the outstanding shares.

Amster Trading Company owns 69,700 or 0.8904 % of the outstanding shares.

Gould Trading Company owns 19,760 shares or 0.2524 % of the outstanding shares.

Pleasant Lakes Apts Corp owns 170 shares or 0.002 % of the outstanding shares.

Ramat Securities Ltd owns 24,000 or 0.307 % of the outstanding shares.


c)       The following table reflects....


DATE           SHARES      PRICE   WHERE ACQUIRED                      EXECUTED BY
--------------------------------------------------------------------------------------
Howard Amster and his individual retirement accounts
11/17/97          2,080   20.492  Spinoff from Horizon Group         Everen Sec
12/12/97          1,420   19.474  Spinoff from Horizon Group         Everen Sec
12/15/97            220    18.88  Spinoff from Horizon Group         Everen Sec
12/16/97            640   19.152  Spinoff from Horizon Group         Everen Sec
12/17/97          3,000   19.184  Spinoff from Horizon Group         Everen Sec
12/18/97          1,680   19.987  Spinoff from Horizon Group         Everen Sec
12/19/97          1,600    18.87  Spinoff from Horizon Group         Everen Sec
12/30/97         11,220    18.25  Spinoff from Horizon Group         Everen Sec
12/31/97          2,600    17.95  Spinoff from Horizon Group         Everen Sec
05/29/98          1,000   18.763  Spinoff from Horizon Group         Everen Sec
12/16/99          2,000  11.9875  NYSE                               First Union
01/14/00          7,300  10.4161  NYSE                               First Union
01/18/00        215,000   8.4653  NYSE                               Bear Stearns
01/19/00         27,000   8.4714  NYSE                               First Union
01/19/00          6,400    8.418  NYSE                               Bear Stearns
01/19/00         20,000   8.4714  NYSE                               First Union
01/26/00         13,300   9.7942  NYSE                               First Union
01/27/00          8,600   9.8125  NYSE                               First Union
01/28/00          3,000   9.5625  NYSE                               First Union
01/31/00          2,900    9.375  NYSE                               First Union
02/01/00          1,200   9.4688  NYSE                               First Union
02/02/00          9,000   8.8056  NYSE                               First Union


06/12/00         20,400    4.687  NYSE                               Bear Stearns
06/13/00         27,600   4.5862  NYSE                               Bear Stearns

Amster Limited Partnership
01/05/98            160    19.14  Spinoff from Horizon Group         Everen Sec
01/06/98            640    18.98  Spinoff from Horizon Group         Everen Sec
04/22/98          1,950    20.49  Spinoff from Horizon Group         Everen Sec

Amster Trading Company
01/19/00         23,000   8.4714  NYSE                               First Union
06/12/00          9,800    4.687  NYSE                               Bear Stearns
06/13/00         36,900   4.5862  NYSE                               Bear Stearns

Gould Trading Company
11/13/97          4,760   20.372  Spinoff from Horizon Group         Everen Sec
11/14/97          5,000   20.477  Spinoff from Horizon Group         Everen Sec
06/12/00         10,000    4.687  NYSE                               Bear Stearns

Pleasant Lake Apts Corp
04/22/98            170    20.56  Spinoff from Horizon Group         Everen Sec

Ramat Securities Ltd
09/01/98          3,000   16.838  NYSE                               Everen Sec
12/15/99         11,000   11.169  NYSE                               First Union
06/12/00         10,000    4.687  NYSE                               Bear Stearns


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any prsons except as set forth in items 2, 3, 5 above.



Item 7. Material to be filed as exhibits.

         Agreement between Howard Amster and Tamra F. Gould concerning this
         Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Date       6/16/00

          /s/                      /s/                           /s/
     Howard Amster      Amster Limited Partnership      Amster Trading Company



          /s/                         /s/                        /s/
     Gould Trading Company    Pleasant Lake Apts Corp    Ramat Securities Ltd

          /s/
     Tamra F. Gould
--------------------------------------------------------------------------------


                                    AGREEMENT

     Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

     Date       6/16/00             /s/                        /s/
                                Howard Amster             Tamra F. Gould